IN THE MATTER OF

FILE NO. 70-9897

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Energy Supply Company, LLC 4350 Northern Pike Monroeville, PA 15146-2841

_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson                                     Anthony Wilson
Vice President and General Counsel                Senior Counsel
Allegheny Energy, Inc.                                     Allegheny Energy Service Corporation
10435 Downsville Pike                                    10435 Downsville Pike
Hagerstown, MD 21740                                   Hagerstown, MD 21740

On December 31, 2001, the Securities and Exchange Commission (SEC) issued an order in this proceeding, Release No. 35-27486 in File No. 70-9897 (the Order) authorizing, among other things, various external and intrasystem financing transactions.  The order directed that Allegheny Energy, Inc. (the Company) file with the SEC certificates pursuant to Rule 24 of the Public Utility Holding Company Act (the Act) on a quarterly basis within 60 days from the end of the first three calendar quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from April 1, 2002 through June 30, 2002 ("the current period").

Allegheny Energy, Inc.
Allegheny Energy Supply Company, LLC

By:  /s/ MARLEEN BROOKS
Marleen Brooks
Secretary

September 17, 2002

This filing is being submitted to amend the calculation of investments under Rule 53 as highlighted in section (a) and (b) provided below. A spreadsheet error led to an incorrect allocation of the Rule 53 amounts financed by Allegheny Energy, Inc., based Allegheny Energy, Inc."s investment as a percentage of Allegheny Energy Supply Company"s consolidated capitalization. All other information submitted in the filing dated August 29, 2002 remains unchanged.

a).  Computation under Rule 53 (a) setting forth the Company"s consolidated retained earnings and aggregate investment in all Electric Wholesale Generators (EWG"s) and Foreign Utility Companies (FUCOS):

(Thousands)	As Filed August 29, 2002 June 30, 2002	Amended June 30, 2002	Change

Investment in EWG"s and FUCOS	$ 261,289	$ 429,448	$168,159
Consolidated retained earnings (four quarter average)	$1,119,481	$1,119,481

Ratio of aggregate investment to consolidated retained earnings	23.4%	38.4%	15.0%

b.)  Breakdown showing the Company"s aggregate investment in each individual EWG/FUCO project covered by the Order:

(Thousands)	As Filed August 29, 2002 June 30, 2002	Amended June 30, 2002	Change

Envirotech	$ 1,910	$ 1,910	$ -
LAEEP I, LP*	-	-	-
Fondelec	21	21	-
AE Supply Gleason Generating Facility, LLC	77,861	142,535	64,674
AE Supply Wheatland Generating Facility, LLC	64,874	120,758	55,884
AE Supply Lincoln Generating Facility, LLC	96,523	144,124	47,601
Allegheny Energy Hunlock Creek, LLC	20,100	20,100	-
Total Investments in EWG"s/FUCOs**	$ 261,289	$ 429,448	$ 168,159

* Investment amount reflects the recording of a reserve for $3.2 million based on investment impairment.
**Total aggregate investments in EWG"s/FUCOs decreased by a total of $36.9 million, excluding the impairment reserve, when compared to the prior quarter ended March 31, 2002.